SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of Changes of Management (Thursday, December 16, 2010)

December 16, 2010

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Global Management Promotion Department

Planning & Control Headquarters

Phone: +81-6-6648-2645

Notice of Changes of Management

Please be advised that the Board of Directors of Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on December 16, 2010 to change the titles of Directors as follows;

1) Changes in the titles of Directors

Name	New Title	Current Title

Yasuo Masumoto	Representative Director, Chairman, President & CEO	Representative Director, President & CEO

Daisuke Hatakake	Director and Executive Advisor	Chairman of the Board of Directors

Moriya Hayashi	Director	Vice Chairman of the Board of Directors

Date of assuming office: January 1, 2011

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: December 16, 2010	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	General Manager of Global Management Promotion Department